Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”).

Unless the context requires otherwise, the terms “Beamr,” “we,” “us,” “our,” “the Company,” and similar designations refer to Beamr Imaging Ltd. and its wholly owned subsidiaries Beamr, Inc. and Beamr Imaging RU LLC. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Beamr.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 0.05 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	the commercialization and market acceptance of our current and future products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to ensure that our Software-as-a-Service, or SaaS, solution interoperates with a variety of software and hardware applications that are developed by third parties;

●	the competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to generate revenue and profit margin under our collaborations with third parties and anticipated contracts, which is subject to certain risks; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one over-the-top, or OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr Quality Measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our content adaptive bitrate, or CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

We license two core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder and (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes.

Until recently, our current product line was mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, Paramount, VMware, Genesys, Deluxe, Citrix, Walmart, Photobox, Dalet, TAG, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our software solutions and the long sales lead times, we have made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud, a cloud based HW-Accelerated CABR solution. The new solution is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs. Presently, the Beamr technology can be deployed either as a full SaaS solution, as a private cloud, or as an On Premises solution.

In February 2024, we launched Beamr Cloud, a cloud based HW-Accelerated CABR solution, which allows end-users to enjoy significant end-user storage and networking cost savings, by 30%-50%. Beamr Cloud, which is powered by NVIDIA graphics processing units, or GPUs, was initially operating over and integrated with Amazon Web Services, or AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. In June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for Oracle Cloud Infrastructure, or OCI, customers, with plans to extend our services to other cloud platforms. We have managed to complete certain features, such as codec modernization and resize transformations, and we plan to offer additional capabilities, such as AI-specific workflows that are optimized for machine learning and AI.

Our technology addresses critical challenges associated with large-scale video workflows, including storage, networking, and operational efficiency. Beamr’s value proposition, enabling end-users of the solution significant storage and networking costs savings of 30%-50%, continues to gain traction across verticals where video is central to business activity and its usage is growing rapidly. These challenges are particularly acute in markets such as media and entertainment, user-generated content, and machine learning sectors.

We collaborated with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $130.5 billion for the fiscal year 2025. Our CABR software executes directly on NVIDIA GPU cores and interacts with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms. We continue to further collaborate with NVIDIA on further development of our the Beamr NVENC CABR solution, which is the world’s first GPU accelerated encoding solution powered with our CABR.

Our effort is to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes. A notable example is the autonomous vehicles (AV) market, where video is the dominant data type and training of a single autonomous model may require tens to hundreds of petabytes. This results in a pressing, costly challenge for autonomous vehicles and machine learning teams: managing video data at scale, including long-term storage and the significant infrastructure investment required

In March 2025, Beamr Cloud became available to members of NVIDIA’s startup and ISV programs at special rates, helping accelerate their AI development and deployment with high-quality, high-performance, GPU-accelerated video operations

In June 2025, we launched a high-performance, high-quality video compression solution designed to address challenges in the fast-growing AV industry, that relies on massive usage of video data. We have recently engaged in multiple Proof of Concepts with AV system developers, several of which were successful in further validating Beamr’s contribution to the AV industry.

Impact of the War in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. The Israeli military conducted additional operations against Iranian assets. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Some of our employees in Israel were called up for reserve service; however, our product and business development activities remain on track. The intensity and duration of the security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors—Risks Related to Our Operations in Israel–Political, economic and military conditions in Israel could materially and adversely affect our business.” in the Annual Report for additional information.

Components of Our Results of Operations

Revenue

Software Licensing

Our revenues are mainly comprised of revenue from licensing the rights to use our software for a limited term (mainly for a period of one to three years) or on a perpetual basis for enterprises that incorporate our perpetual license in their own products delivered to end users and for our products sold to thousands of private consumers, as applicable to each contract, and from and provision of related maintenance and technical support services (i.e. Post-Contract Customer Support, or PCS).

Revenue from the sale of software license (either timely-based or perpetual) is recognized at a point in time in which the license is delivered to the customer. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenue from PCS services are also derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. We consider the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

Advertising

Commencing 2022, revenue in small volume is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that we make available on our websites. Google pays us on a cost-per-click basis. We recognize as revenue the fees paid to it by Google based on the volume of clicks through to Google AdSense advertisements.

Cost of Revenue

Cost of software licensing and related maintenance and technical support services revenues primarily consist of costs related to salaries, of our support team and additional overhead allocation costs such as rent and utilities to all departments based on relative headcount. In addition, cost of revenues includes amortization of internal-use software costs that were capitalized.

Gross Margins

Gross margins have been, and will continue to be, affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenues, software licenses, maintenance and technical support and professional services, onboarding of new media and telecom customers, and changes in cloud infrastructure and personnel costs.

Operating Expenses

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs excluding costs associated with creating the internally developed software related to our cloud-based SaaS. Additional expenses include consulting, amortization of acquired technology and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include consulting, conferences, sponsorships and marketing program costs, amortization of acquired customer relationships and trade names and payment processer commissions. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, professional fees, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expenses to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.

We allocate overhead expenses related to the services agreement under which we receive recurring consulting and related services from our founder Sharon Carmel as Chief Executive Officer and an entity controlled by him, Sharon Carmel Management, Ltd. The allocation was done based on the management estimation to reflect the contribution to the related activity.

Financing Income (Expenses), Net

Financing income (expenses), net consists of amortization of discounts and interest expense on our indebtedness, changes in the fair value of certain warrants and convertible advanced investments, interest income on bank deposits and foreign exchange gains and losses.

Taxes on Income

We are subject to taxes in jurisdictions or countries in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Due to cumulative net operating losses, we maintain a full valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Six months ended June 30, 2025, compared to six months ended June 30, 2024

Operating Results

The following table sets forth a summary of our operating results:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Revenues	$1,068	$1,001
Cost of revenues	$(151)	$(85)
Gross profit	$917	$916
Operating expenses:
Research and development	$(2,043)	$(1,002)
Sales and marketing	$(1,061)	$(310)
General and administrative	$(1,231)	$(1,152)
Operating loss	$(3,418)	$(1,548)
Financing income (expenses), net	$244	$(396
Loss before taxes on income	$(3,174)	$(1,944)
Taxes on income	$(11)	$(21)
Net loss	$(3,185)	$(1,965)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Revenues	$1,068	$1,001
Cost of revenues	$(151)	$(85)
Gross profit	$917	$916

Revenues increased by $0.07 million, or 7% to $1.07 million for the six months ended June 30, 2025, from $1.0 million for the six months ended June 30, 2024. The increase was primarily driven by new customer wins partially offset by other contracts that were not renewed.

Operating Expenses

Research and Development Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Salary and related expenses	$(1,388)	$(632)
Professional fees	$(481)	$(242)
Depreciation, amortization	$(6)	$(3)
Travel and overhead expenses	(168)	(125)
Total research and development expenses	$(2,043)	$(1,002)

Research and development expenses increased by $1.04 million, or 104% to $2.04 million for the six months ended June 30, 2025, from $1.0 million for the six months ended June 30, 2024. The increase was primarily due to an increase of $0.75 million in salaries due to increased personnel and an increase of $0.24 million in professional fees due to additional sub-contractors and cloud costs.

Selling and Marketing Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Salary and related expenses	$(600)	$(126)
Professional fees and platform commissions	$(208)	$(89)
Amortization expenses	$(12)	$(11)
Marketing conferences and trade shows	$(120)	$(51)
Travel and overhead expenses	$(121)	$(33)
Total selling and marketing expenses	$(1,061)	$(310)

Selling and marketing expenses increased by $0.75 million, or 242% to $1.06 million for the six months ended June 30, 2025, from $0.3 million for the six months ended June 30, 2024. The increase was primarily due to an increase in salaries due to increased personnel and an increase in conference costs, including travel and sponsorships.

General and Administrative Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Salary and related expenses	$(492)	$(241)
Professional fees and consulting	$(617)	$(737)
Overhead allocated	$129	$83
Travel, office and other expenses	$(251)	$(257)
Total general and administrative expenses	$(1,231)	$(1,152)

General and administrative expenses increased by $0.08 million, or 7% to $1.23 million for of six months ended June 30, 2025, from $1.15 million for of six months ended June 30, 2024. The increase was primarily due to an increase in salaries due to the hiring of additional personnel.

Financing Income (Expenses), Net

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Change in fair value of derivative warrants liability	$-	$(577)
Amortization of discount and accrued interest on straight loan received from commercial banks	$(30)	$(52)
Amortization of discount relating to loan received from controlling shareholder	$-	(10)
Interest on bank deposits	$296	228
Exchange rate differences and other finance expenses	$(22)	$15
Total financing expenses, net	$244	$(396)

Financing income increased by $0.64 million, or 161% to $0.24 million for the six months ended June 30, 2025, from $(0.4) million for the six months ended June 30, 2024. The increase was primarily due to interest income on bank deposits offset by change in fair value of derivative warrant liability in the comparable period.

Taxes on Income

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Taxes on income	$(11)	$(21)

Taxes on income decreased by $0.01 million, or 50% to $0.01 million for the six months ended June 30, 2025, from $0.021 million for the six months ended June 30, 2024. The decrease was primarily due to prior year taxes included in the six months ended June 30, 2024.

JOBS Act

Under the Jumpstart Our Business Startups Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

Liquidity and Capital Resources

We have financed our operations through cash generated from operations, proceeds received from private offerings, proceeds from convertible advanced investments received from our current shareholders, proceeds from straight loans received from bank institutions and proceeds from our initial public offering on the Nasdaq in March 2023 and our follow-on public offering in February 2024.

We believe that our existing capital resources and cash flows from operations together with funds received from the initial public offering and follow on offering will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise further funds in the future through additional public or private offerings. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors” in the Annual Report.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Completion of our Initial Public Offering

On March 2, 2023, we closed our initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per ordinary share, for aggregate gross proceeds of $7.8 million prior to deducting underwriting discounts and other offering expenses, which were approximately $1.4 million.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023.

Completion of our Follow-On Public Offering

On February 15, 2024, we closed our public offering of 1,714,200 ordinary shares at a public offering price of $7.00 per share, for aggregate gross proceeds of $12 million prior to deducting underwriting discounts and other offering expenses. On February 13, 2024, the over-allotment option for 257,100 ordinary shares was fully exercised by the underwriter for additional gross proceeds of approximately $1.8 million prior to deducting underwriting discounts and other offering expenses. Aggregate underwriting discounts and other offering expenses were approximately $1.5 million for the offering, including the over-allotment option.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024

Net cash used in operating activities	$(2,472)	(957)
Net cash used in investing activities	$(7,609)	(3,813)
Net cash provided (used) by financing activities	$(109)	12,813
Change in cash, cash equivalents	$(10,190)	8,043
Cash, cash equivalents at beginning of period	$16,483	6,116
Cash, cash equivalents at end of period	$6,293	14,159

Net cash used in operating activities

For the six months ended June 30, 2025, net cash used in operating activities was mainly due to a net loss of $3.18 million, which was offset by depreciation and amortization of $0.12 million, share-based compensation expenses of $0.32 million and changes in other working capital items of $0.27 million as shown in the condensed consolidated statement of cash flows of the interim financial statements.

For the six months ended June 30, 2024, net cash used in operating activities was mainly due to a net loss of $1.9 million, which was offset by changes in the fair value of derivative warrant liability of $0.58 million, share-based compensation expenses of $0.1 million and changes in other working capital items of $0.38 million as shown in the condensed consolidated statement of cash flows of the interim financial statements.

Investing Activities

For the six months ended June 30, 2025, net cash used in investing activities was mainly due to a $7.6 million investment in short-term bank deposits.

For the six months ended June 30, 2024, net cash used in investing activities was mainly due to a $3.5 million investment in short-term bank deposits and $0.3 million capitalization of internal-use software.

Financing Activities

Net cash used in financing activities of $0.11 million for the six months ended June 30, 2025 was mainly due to the repayment of principal relating to straight loan received from commercial bank of $0.13 million offset by proceeds received from exercise of options into shares of $0.02 million.

Net cash provided by financing activities of $12.8 million for the six months ended June 30, 2024 was mainly due to net proceeds received upon completion of a public offering transaction of $12.3 million and proceeds received from the exercise of options into ordinary shares of $0.78 million offset by repayment of principal relating to straight loan received from commercial bank of $0.1 million and repayment of principal relating to straight loan received from controlling shareholder of $0.15 million.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2025.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2024 in the Annual Report for additional information regarding these and our other significant accounting policies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the six months ended June 30, 2025 of $0.36 million due to NIS, and $0.04 million due to RUB.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.